UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2002

QUEENSTAKE RESOURCES LTD.

712C 12th Street, New Westminster, B.C. V3M 4J6
(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F ☒ Form 40 F ☐

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☒ No ☐

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-565 (20-F Registration Commission File Number: 0-24096)

DOCUMENTS FILED: **Press release NR2002-9**
DESCRIPTION: **Magistral Mine Starts Producing Gold, Warrants Exercised, Gold Note payable**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEENSTAKE RESOURCES LTD.
(Registrant)

Date September 13, 2002

By ____________________
(Signature)

Doris Meyer, Corporate Secretary, CFO
Queenstake Resources Ltd.

NEWS RELEASE

News Release 2002-9 **September 12, 2002**
TSX – QRL – Queenstake Resources Ltd.
SEC file number 0-24036

QUEENSTAKE STARTS UP ITS NEW MINE

Magistral Operations Underway

For the past two weeks Queenstake Resources Ltd. (QRL-TSX), the operator of the Magistral Joint Venture, has been stacking ore on the leach pad at its newly completed Magistral gold mine in Sinaloa, Mexico. To date, some 20,000 tonnes of crushed ore has been placed on the pad and leaching will commence over the next few days. The gold will be recovered, from the pregnant leach solution, in the adsorption and stripping circuits, which will be started up over the coming weeks.

Production is expected to gradually increase over the following months to the anticipated annual production rate of approximately 40,000 ounces of gold per year. Mine life is expected to be 8 years and gold recovery from the ore, over its 240 day leach cycle, is expected to be 73%. The proven and probable reserve base for the Magistral mine is 6,980,000 tonnes containing 465,100 ounces at an average grade of 2.07 grams of gold per tonne. The feasibility study forecast an estimated life of mine operating cost per ounce to be US$180 but the Magistral Joint Venture expects this to be reduced due to the high-grade nature of recently discovered additional reserves (NR02-06 June 4, 2002).

"These are tremendously exciting days for Queenstake" said Mr. Chris Davie, President and CEO of Queenstake. *"We completed the construction of the mine from beginning to end in less than 8 months and now we become one of the relatively few junior companies that are actually gold producers."*

Warrants exercised

Queenstake issued 5,329,889 common shares, pursuant to the exercise of share purchase warrants, for gross proceeds of $959,380. There are no further warrants outstanding.

Gold price triggered note payment

On September 9th, 2002, the payment of a US$150,000 promissory note to Campbell Resources Inc. (NR01-04 September 4 2001) was triggered when the gold price for the preceding 120 calendar days averaged over US$315.00. The Company intends to satisfy this obligation, subject to TSX approval, by the issuance of 978,500 shares to Campbell Resources. These shares will carry a 4-month hold period legend.

TSX
QRL

Suite 2940, 999 Eighteenth Street
Denver, CO 80202 USA
Telephone: (303) 297-1557
Facsimile: (303) 297-1587
www.queenstake.com
info@queenstake.com

NR02-9 - Forward-Looking Statements

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included in this release, and Queenstake's future plans are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

For further information call:
Chris Davie, President and Chief Executive Officer – 303-297-1557
Doris Meyer, Vice President Finance and Chief Financial Officer – 604-516-0566
email – info@queenstake.com web – www.queenstake.com

TSX QRL

Suite 2940, 999 Eighteenth Street
Denver, CO 80202 USA
Telephone: (303) 297-1557
Facsimile: (303) 297-1587
www.queenstake.com
info@queenstake.com